Shareholder Memo

Vote against the defensive Ratification of Special Meeting Provisions Proposal (5)
The Do-Nothing Management Proposal

There are at least 2 reasons to vote against the special meeting ratification proposal in the 2018 proxy – the do-nothing management proposal.
It calls for Skyworks Solutions, Inc. management to do nothing in regard to the current special meeting provisions.

This defensive ratification proposal is a waste of shareholder money.
If this ratification proposal was omitted from the ballot – Skyworks Solutions shareholders would still have the provisions called for in the defensive ratification proposal.

The real purpose of the defensive ratification proposal is to prevent shareholders from voting on a reasonable shareholder proposal that was submitted first for 10% of shares to call a special meeting. A similar shareholder proposal won 94% shareholder support at Nuance Communications (NUAN) in February 2018.

This is the defensive Skyworks Solutions no-action request to prevent SWKS shareholders from voting on the reasonable shareholder proposal:
Skyworks Solutions, Inc. (March 23, 2018)
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2018/cheveddenskyworks032318-14a8.pdf

Skyworks Solutions should advise how much shareholder money was spent on this defensive no-action request by a big law firm – to see if it is a 5-figure sum.

At the time that the shareholder proposal was submitted SWKS shareholders had no right to call a special meeting. Then to fend off the the reasonable shareholder proposal for 10% of shareholders to call a special meeting SWKS management adopted a largely unworkable version of the shareholder proposal. First it increased the ownership threshold to 25% and then disqualified all shares owned for less than one year.

Thus the owners of 50% of shares might need to be contacted simply to find 25% of shares owned for more than one year. Then 70% or 80% of shares might need to be contacted to find the shareholders who would make the demanding formal efforts to support the special meeting – all within a narrow time window. Plus many shareholders, who want a special meeting, can make a small paperwork error that will disqualify their shares from counting toward the dual threshold of 25% ownership and one-year of ownership. And SWKS will watch the incoming paperwork like a hawk.

Thus the first reason to vote against the do-nothing ratification proposal is to support a more realistic ownership threshold which is less than the current dual threshold of 25% ownership and one-year of ownership.

The second reason to vote against the do-nothing ratification proposal is to send a message to management that a one-sided management ratification proposal in support of doing nothing is no substitute for a shareholder proposal that gives shareholders the choice of making a reasonable improvement in the right of shareholders to call a special meeting.

If the shareholder proposal had been published in the 2018 proxy – SWKS management could have even overwhelmed the shareholder proposal with 3-times as many words in opposition. (Apparently 3-to-1 was not enough of a home field advantage for SWKS management.)

With the ratification proposal replacing the shareholder proposal – shareholders can only read the one-sided management ratification text that is overwhelmingly in support of doing nothing.

It is an advantage for shareholders to have a choice and to make a decision based on reading both sides of an issue.

Other companies will have 2018 copycat versions of the SWKS do-nothing proposal:
CF Industries Holdings, Inc.
Capital One Financial Corporation (COF)
JPMorgan Chase & Co. (JPM)
eBay Inc. (EBAY)
AES Corp (AES)

One can read the defensive no-action requests for the above companies at:
Division of Corporation Finance
2018 No-Action Letters Issued Under Exchange Act Rule 14a-8
https://www.sec.gov/divisions/corpfin/cf-noaction/2018_14a-8.shtml

Vote against the defensive Ratification of Special Meeting Provisions Proposal (5)
The Do-Nothing Management Proposal

John Chevedden
Skyworks Solutions shareholder since 2013

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.  The shareholder urges shareholders to vote against Ratification of Special Meeting Provisions (the defensive Do-Nothing Management Proposal) following the instruction provided on the management’s proxy mailing.